Free Writing Prospectus to Preliminary Pricing Supplement No. 7,849

Registration Statement Nos. 333-275587; 333-275587-01

Dated April 14, 2025; Filed pursuant to Rule 433

Morgan Stanley

5-Year Trigger PLUS Based on a Performance-Allocation Basket Composed of 3 Indices

This document provides a summary of the terms of the Trigger PLUS. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Issue price:	$1,000 per Trigger PLUS
Stated principal amount:	$1,000 per Trigger PLUS
Pricing date:	April 30, 2025
Original issue date:	May 5, 2025 (3 business days after the pricing date)
Maturity date:	May 3, 2030
Interest:	None
Basket components:	S&P 500® Index (SPX), Tokyo Stock Price Index (TPX) and EURO STOXX 50® Index (SX5E)
Payment at maturity:

The payment due at maturity per $1,000 stated principal amount will equal:

• If the basket performance is positive:

$1,000 + ($1,000 × leverage factor × basket performance)

• If the basket performance is zero or negative but not less than -25%:

$1,000

• If the basket performance is less than -25%:

$1,000 + ($1,000 × basket performance)

Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000 and will represent a loss of more than 25%, and possibly all, of your investment.

Weighting:

Based on the relative performance of the basket components against each other, as measured on the determination date, the weighting of each basket component will be determined by the calculation agent as follows: The basket component with the best performance will be allocated a weighting of 50%, the basket component with the second-best performance will be allocated a weighting of 35% and the basket component with the worst performance will be allocated a weighting of 15%.

Leverage factor	124%
Basket performance:	The sum of the performance values for each of the basket components
Performance value:	With respect to each basket component, [(final index value – initial index value) / initial index value] × weighting
Initial index value:	With respect to each basket component, the index closing value of such basket component on the pricing date
Final index value:	With respect to each basket component, the index closing value of such basket component on the determination date
Determination date:	April 30, 2030, subject to postponement for non-index business days and certain market disruption events
CUSIP / ISIN:	61778JS84 / US61778JS844
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988225021856/ms7849_424b2-11640.htm
[1]All payments are subject to our credit risk

Hypothetical Payout at Maturity1

The Basket
The Trigger PLUS
Payment at Maturity on the Trigger PLUS
$2,000
$1,900
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$1,000
Stated Principal
Amount
PLUS Zone
-100%
-80%
-60%
-40%
-25%
-20%
0%
20%
40%
60%
80%
100%
Basket Performance

Basket Performance	Return on Trigger PLUS
+60%	+74.40%
+50%	+62.00%
+40%	+49.60%
+30%	+37.20%
+20%	+24.80%
+10%	+12.40%
0%	0%
-10%	0%
-20%	0%
-25%	0%
-26%	-26%
-30%	-30%
-40%	-40%
-50%	-50%
-60%	-60%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Indices

For more information about the underlying indices, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Trigger PLUS

●The Trigger PLUS do not pay interest or guarantee the return of any principal.

●The market price of the Trigger PLUS will be influenced by many unpredictable factors.

●The Trigger PLUS are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Trigger PLUS.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Investing in the Trigger PLUS is not equivalent to investing in the basket components.

●The estimated value of the Trigger PLUS is approximately $933.50 per Trigger PLUS, or within $55.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The Trigger PLUS will not be listed on any securities exchange and secondary trading may be limited.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the Trigger PLUS in the original issue price reduce the economic terms of the Trigger PLUS, cause the estimated value of the Trigger PLUS to be less than the original issue price and will adversely affect secondary market prices.

●Hedging and trading activity by our affiliates could potentially affect the value of the Trigger PLUS.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the Trigger PLUS.

Risks Relating to the Basket Components

●Changes in the values of one or more of the basket components may offset each other.

●There are risks associated with investments in securities linked to the value of foreign equity securities.

●Governmental regulatory actions, such as sanctions, could adversely affect your investment in the Trigger PLUS.

●Adjustments to the basket components could adversely affect the value of the Trigger PLUS.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Trigger PLUS –Tax considerations” concerning the U.S. federal income tax consequences of an investment in the Trigger PLUS, and you should consult your tax adviser.